
May 25, 2023

Yu-Hsin Lin
Chief Executive Officer
Belite Bio, Inc
12750 High Bluff Drive Suite 475
San Diego, CA 92130

   Re: Belite Bio, Inc
     Registration Statement on Form F-3
     Filed May 22, 2023
     File No. 333-272125

Dear Yu-Hsin Lin:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Portia Ku, Esq.